Exhibit 99.1

Wise Group plc

Transaction in Own Shares

Wise Group plc (the “Company”) announces that from 21 July 2026 up to and including 24 July 2026 it repurchased a total of (i) 379,779 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 648,736 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price	Highest price paid	Lowest price paid	Trading venue
2026-07-21	126,653	GBP 9.2402	GBP 9.3660	GBP 9.0600	XLON
2026-07-21	60,000	USD 12.4650	USD 12.6100	USD 12.3300	NASDAQ
2026-07-22	112,087	GBP 9.2790	GBP 9.3780	GBP 9.2280	XLON
2026-07-22	60,000	USD 12.4105	USD 12.4700	USD 12.3600	NASDAQ
2026-07-23	109,996	GBP 9.0905	GBP 9.1780	GBP 9.0220	XLON
2026-07-23	59,779	USD 12.0947	USD 12.2500	USD 12.0200	NASDAQ
2026-07-24	200,000	GBP 8.5035	GBP 8.6360	GBP 8.3400	XLON
2026-07-24	100,000	GBP 8.5207	GBP 8.6360	GBP 8.4140	CHIX
2026-07-24	200,000	USD 11.4067	USD 11.5700	USD 11.2200	NASDAQ

The repurchases form part of the Company’s share buyback program announced on July 21, 2026 (the “Buyback”). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the “UK”) by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority’s Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/0547O_1-2026-7-27.pdf

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world’s money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.